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                                                           OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                         CONSOLIDATED CIGAR HOLDINGS INC.
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                                (Name of Issuer)


                 Class A Common Stock, per value $0.01 per share
                 Class B Common Stock, per value $0.01 per share
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(Title of Class of Securities)


                                   1-20902E10
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                                 (CUSIP Number)


                             Jean-Philippe Carriere
     Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes
                            Dorsay Acquisition Corp.
                                53, Quai d'Orsay
                          75347 Paris Cedex 07, France
                               (33-1) 45.56.62.17
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 22, 1999
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                  SCHEDULE 13D

CUSIP No. 1-20902E10                                           Page 2 of 5 Pages



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1    NAME OF REPORTING PERSONS
     Dorsay Acquisition Corp.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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               7    SOLE VOTING POWER

  NUMBER OF           29,528,667 shares of Class A Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY            0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING           29,528,667 shares of Class A Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      29,528,667 shares of Class A Common Stock
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      99.2%
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14   TYPE OF REPORTING PERSON*


     CO
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

                                  SCHEDULE 13D

CUSIP No. 1-20902E10                                           Page 3 of 5 Pages



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF           29,528,667 shares of Class A Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY            0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING           29,528,667 shares of Class A Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      29,528,667 shares of Class A Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      99.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     CO
--------------------------------------------------------------------------------

                                                               Page 4 of 5 Pages


     Item 5 of the Schedule 13D, dated December 23, 1998 (the "Statement"), relating to the Class A Common Stock, par value $0.01 per share (the "Class A Shares"), and the Class B Common Stock, par value $0.01 per share (the "Class B Shares," and together with the Class A Shares, the "Shares"), of Consolidated Cigar Holdings Inc., a Delaware corporation (the "Company"), is hereby amended by adding thereto the information set forth below. The terms defined in the Statement shall have their defined meanings herein, unless otherwise defined herein.


Item 5.  Interest in Securities of the Issuer

     (a)-(c) The Offer expired at 12:00 midnight, New York City time, on Thursday, January 21, 1999. On Friday, January 22, 1999, Purchaser accepted for payment and paid for 9,928,667 Class A Shares and 19,600,000 Class B Shares validly tendered in the Offer and not withdrawn, at which time, pursuant to Article Four of the Company's Certificate of Incorporation, each outstanding Class B Share was automatically converted into one Class A Share. Therefore, each of the reporting persons is deemed to be the beneficial owner of an aggregate of 29,528,667 Class A Shares, representing approximately 99.2% of the currently outstanding Class A Shares, and has the sole power to vote and dispose of all such Shares.

                                                               Page 5 of 5 Pages


SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1999


                                       DORSAY ACQUISTION CORP.




                                       By:/s/ Charles Lebeau
                                          --------------------------------------
                                               Name:  Charles Lebeau
                                               Title: President, Chief Executive
                                               Officer, Treasurer, Secretary and
                                               Controller




                                       SOCIETE NATIONALE D'EXPLOITATION
                                       INDUSTRIELLE DES TABACS ET ALLUMETTES



                                       By:/s/Charles Lebeau
                                          --------------------------------------
                                          Name:  Charles Lebeau
                                          Title: Executive Vice President